UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                              Retail Ventures, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76128Y102
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                                 (CUSIP Number)

                                June 28, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 76128Y102
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   Stephen Feinberg
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
        (a)    N/A                         (b)     N/A
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
    Each Reporting Person               (5)  Sole Voting Power:       4,326,875*
                                             -----------------------------------
                                        (6)  Shared Voting Power:             0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:  4,326,875*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:        0
                                             -----------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,326,875*
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)
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(11) Percent of Class Represented by Amount in Row (9):  9.99%*
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(12) Type of Reporting Person (See Instructions):  IA, IN
--------------------------------------------------------------------------------

* On June 28, 2005, DSW, Inc., an Ohio corporation ("DSW") majority owned by Retail Ventures, Inc., an Ohio corporation ("RVI"), consummated an initial public offering (the "IPO") of Class A Common Shares, no par value (the "DSW Class A Shares"), and became a reporting company under the Securities Exchange Act of 1934, as amended. In connection with the closing of the IPO, which is expected to occur on or about July 5, 2005 (the "Closing"), the terms of a Senior Subordinated Convertible Loan (the "Senior Loan") held by, among others, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the terms of certain term loans (the "Term Loans") also held by, among others, Cerberus, will be amended. Pursuant to the amendments to the Senior Loan and the Term Loans, among other things, Cerberus will be granted a warrant (the "Senior Loan Warrant") providing Cerberus the right, from time to time, in whole or in part and subject to certain conditions, to (i) acquire common shares of RVI, no par value (the "RVI Common Shares") at the then current exercise price of the Senior Loan Warrant, (ii) acquire, from RVI, DSW Class A Shares at an exercise price per share equal to the price of DSW Class A Shares sold to the public in the IPO (the "IPO Price"), or (iii) acquire a combination thereof. In addition, a warrant currently held by Cerberus (the "Term Loan Warrant," and together with the Senior Loan Warrant, the "Cerberus Warrants") will be amended to provide Cerberus the right, from time to time, in whole or in part and subject to certain conditions, to (i) acquire RVI Common Shares at the then current exercise price of the Term Loan Warrant, (ii) acquire, from RVI, DSW Class A Shares at an exercise price per share equal to the IPO Price, or (iii) acquire a combination thereof. Subject to the limitation described below, upon the Closing, Cerberus would have the right to acquire up to 8,333,333 RVI Common Shares upon full exercise of the Senior Loan Warrant, and up to 1,388,752 RVI Common Shares upon full exercise of the Term Loan Warrant. Each of the Cerberus Warrants, however, will provide that in no event shall such warrant be exercisable to the extent that the issuance of RVI Common Shares upon exercise, after taking into account the RVI Common Shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the RVI Common Shares outstanding immediately after giving effect to such exercise. Thus, upon the Closing, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg will be deemed to beneficially own
4,326,875 Shares, or 9.99% of the RVI Common Shares deemed issued and outstanding.

Item 1(a).  Name Of Issuer:   Retail Ventures, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           3241 Westerville Road, Columbus, Ohio 43224.


Item 2(a). Name of Person Filing:  Stephen Feinberg

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue,  22nd Floor, New York, New York 10171.

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities:    Common Stock, no par value per share

Item 2(e).  CUSIP No.:  76128Y102


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of December 31, 2004)   4,326,875*

           (b)  Percent of Class (as of December 31, 2004):               9.99%*

           (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote          4,326,875*

               (ii) shared power to vote or to direct the vote   0

               (iii) sole power to dispose or to direct the disposition of
                     4,326,875*

               (iv) shared power to dispose or to direct the disposition of   0


* On June 28, 2005, DSW, Inc., an Ohio corporation ("DSW") majority owned by Retail Ventures, Inc., an Ohio corporation ("RVI"), consummated an initial public offering (the "IPO") of Class A Common Shares, no par value (the "DSW Class A Shares"), and became a reporting company under the Securities Exchange Act of 1934, as amended. In connection with the closing of the IPO, which is expected to occur on or about July 5, 2005 (the "Closing"), the terms of a Senior Subordinated Convertible Loan (the "Senior Loan") held by, among others, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the terms of certain term loans (the "Term Loans") also held by, among others, Cerberus, will be amended. Pursuant to the amendments to the Senior Loan and the Term Loans, among other things, Cerberus will be granted a warrant (the "Senior Loan Warrant") providing Cerberus the right, from time to time, in whole or in part and subject to certain conditions, to (i) acquire common shares of RVI, no par value (the "RVI Common Shares") at the then current exercise price of the Senior Loan Warrant, (ii) acquire, from RVI, DSW Class A Shares at an exercise price per share equal to the price of DSW Class A Shares sold to the public in the IPO (the "IPO Price"), or (iii) acquire a combination thereof. In addition, a warrant currently held by Cerberus (the "Term Loan Warrant," and together with the Senior Loan Warrant, the "Cerberus Warrants") will be amended to provide Cerberus the right, from time to time, in whole or in part and subject to certain conditions, to (i) acquire RVI Common Shares at the then current exercise price of the Term Loan Warrant, (ii) acquire, from RVI, DSW Class A Shares at an exercise price per share equal to the IPO Price, or (iii) acquire a combination thereof. Subject to the limitation described below, upon the Closing, Cerberus would have the right to acquire up to 8,333,333 RVI Common Shares upon full exercise of the Senior Loan Warrant, and up to 1,388,752 RVI Common Shares upon full exercise of the Term Loan Warrant. Each of the Cerberus Warrants, however, will provide that in no event shall such warrant be exercisable to the extent that the issuance of RVI Common Shares upon exercise, after taking into account the RVI Common Shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the RVI Common Shares outstanding immediately after giving effect to such exercise. Thus, upon the Closing, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg will be deemed to beneficially own
4,326,875 Shares, or 9.99% of the RVI Common Shares deemed issued and outstanding.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 28, 2005



                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen  Feinberg,  in his capacity
                                             as the managing member of Cerberus
                                             Associates,  L.L.C.,  the  general
                                             partner of  Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)